No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2017

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

TOKYO, Japan, February 28, 2017 — Honda R&D Co., Ltd., the R&D subsidiary of Honda Motor Co., Ltd., today announced plans to create “R&D Center X,” a new research and development operation within the company, which will assume responsibility for “new value” areas that include robotics technology, mobility system and energy management, etc. The official establishment of R&D Center X will take place in April of this year.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: March 7, 2017

Honda Announces New Research and Development Structure to Take Responsibility for “New Value” Areas

— Honda to Establish R&D Center X —

TOKYO, Japan, February 28, 2017 — Honda R&D Co., Ltd., the R&D subsidiary of Honda Motor Co., Ltd., today announced plans to create “R&D Center X,” a new research and development operation within the company, which will assume responsibility for “new value” areas that include robotics technology, mobility system and energy management, etc. The official establishment of R&D Center X will take place in April of this year.

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/news/2017/c170228eng.html